UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File number 1-1000

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SPARTON CORPORATION 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

SPARTON CORPORATION

425 N. Martingale — Suite 2050

Schaumburg, IL 60173-2213

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2011 and 2010

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Retirement Committee

Sparton Corporation 401(k) Plan

Schaumburg, Illinois

We have audited the accompanying statements of net assets available for benefits of the Sparton Corporation 401(k) Plan (the Plan) as of June 30, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Sparton Medical Systems Colorado, LLC 401(k) Plan merged into the Plan, effective January 1, 2011.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of June 30, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Grand Rapids, Michigan

December 16, 2011

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2011 and 2010

Statements of Net Assets Available for Benefits

	June 30, 2011	June 30, 2010
Investments, at fair value
Money market fund	$1,156	$594
Mutual funds	16,120,892	9,311,458
Common/collective trust	4,534,635	4,104,507
Company common stock	1,652,206	924,530

Total investments, at fair value	22,308,889	14,341,089

Cash	806	2
Notes receivable from participants	552,258	475,131

Net assets available for benefits, at fair value	22,861,953	14,816,222

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by common/collective trust	(124,112)	(118,852)

Net assets available for benefits	$22,737,841	$14,697,370

See accompanying notes to financial statements.

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2011 and 2010

Statements of Changes in Net Assets Available for Benefits

	For the Year Ended June 30,
	2011	2010

Additions
Investment income:
Interest income from money market fund	$—	$2
Dividend income from mutual funds	183,985	157,079
Net appreciation in fair value of investments	3,472,460	1,554,740

Total investment income	3,656,445	1,711,821
Interest income from notes receivable from participants	23,531	25,231
Contributions:
Participant	1,846,639	1,471,864
Employer	598,132	197,110
Rollovers	4,100	283,912

Total contributions	2,448,871	1,952,886

Total Additions	6,128,847	3,689,938

Deductions
Benefits paid directly to participants	2,071,172	2,997,492
Deemed distributions	41,630	155,536
Corrective distributions	1,691	1,292
Administrative expenses	37,240	40,180

Total Deductions	2,151,733	3,194,500

Net increase	3,977,114	495,438

Plan merger	4,063,357	—

Net Assets Available for Benefits, beginning of year	14,697,370	14,201,932

Net Assets Available for Benefits, end of year	$22,737,841	$14,697,370

See accompanying notes to financial statements.

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2011 and 2010

Notes to Financial Statements

1. Plan Description

The following description of Sparton Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan includes all eligible employees of Sparton Corporation and its wholly owned subsidiaries, Sparton Electronics Florida, Inc., Sparton Technology Inc., Spartronics, Inc., Sparton Medical Systems, Inc. and Sparton Medical Systems Colorado, LLC (referred to as the Company). It is a defined contribution plan covering employees of the Company who have attained the age of 20 and have completed at least 30 days of service. Prior to February 1, 2010, completion of at least six months of service was required. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Company Acquisitions and Plan Merger

On August 6, 2010, the Company completed the acquisition of certain assets related to the contract manufacturing business of Delphi Medical Systems, LLC. Upon acquisition, the Delphi Medical Systems 401(k) Plan was renamed the Sparton Medical Systems Colorado, LLC 401(k) Plan. On January 1, 2011, the Sparton Medical Systems Colorado, LLC 401(k) Plan was merged into the Plan and all Sparton Medical Systems Colorado, LLC Plan assets, in the amount of $4,063,357, were transferred into the Plan on that date. As a result of the merger, Sparton Medical Systems Colorado, LLC 401(k) Plan participants were allowed to participate in the Plan, effective January 1, 2011.

On March 4, 2011, the Company completed the acquisition of certain assets and assumption of certain liabilities of Byers Peak, Incorporated. Employees of the acquired business became employees of Sparton Medical Systems Colorado, LLC and eligible to participate in the Plan upon this same date.

Contributions

Eligible employees may elect to contribute up to 100% of their compensation, subject to certain limitations. Prior to February 1, 2010, 2% of eligible employees compensation was automatically deferred, unless they elected a contrary salary reduction or not to participate. Effective February 1, 2010, this automatic enrollment of eligible employees ceased. Prior to April 1, 2009, the Plan dictated for the Company to provide matching cash contributions of 50% of the amounts contributed by each participant up to 6% of their compensation. The Plan provides that the Company may contribute, on a discretionary basis, contributions in the form of matching contributions or non-elective contributions. From April 1, 2009 to January 31, 2010, the Company made no matching contributions or non-elective contributions. Matching contributions were reinstated effective February 1, 2010, with the Company again matching 50% of participants’ basic contributions up to 6% of their eligible compensation.

Participant Accounts

Each participant account is credited with the participant’s and the Company’s contributions, as well as an allocation of Plan earnings or losses. Investment earnings and losses are credited to each participant’s account on a daily basis based upon the performance of the funds in that participant’s account. Participants direct the investment of their accounts into various investment funds offered by the Plan. The Plan currently offers various mutual funds, a common/collective trust, and common stock as investment options for participants. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2011 and 2010

Diversification

Participants may invest both employee and employer contributions in any of the available investment options under the Plan, which election options include the Company’s common stock. An employee’s total investment in the Company’s common stock, however, is subject to a 20% limitation of the total value of the employee’s fund balance. Effective July 1, 2011, no restriction exists related to an employee’s total investment in the Company’s common stock.

Participant Loans

Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance, excluding Company stock. The loans are secured by the balance in the participant’s account and bear interest rates that range from 4.25% to 9.25%, which rates represented the Prime Rate plus one percent at the time that they were originated. Loans must be repaid within five years with the exception of loans for a primary residence, which must be repaid within 15 years. Principal and interest are paid ratably through regular payroll deductions.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting on employer matching contributions and employer non-elective contributions made prior to January 1, 2011 is based upon years of credited service, becoming 100% vested after five years of credited service. Employer matching contributions made after January 1, 2011 are immediately 100% vested. Employer non-elective contributions made after January 1, 2011 vest based upon years of credited service, becoming 100% vested after five years of credited service.

Payment of Benefits

In the event of normal, early, or disability retirement of a participant, termination of employment or in the event of death, the participant or beneficiary can elect to receive a lump sum payment equal to their vested account balance or, if the vested account balance exceeds $5,000, maintain their account in the Plan on a tax deferred basis until the participant reaches age 70 1/2. Under certain hardship conditions, a participant may be allowed to withdraw all or a portion of their contributions.

Forfeitures

Forfeitures consist of the non-vested portions of terminated participants’ accounts. If a participant was subsequently rehired prior to five one-year consecutive breaks in service, forfeitures may be reinstated to the participant’s account. Forfeitures are held by the Plan and become available immediately to pay administrative fees related to the Plan. Forfeitures used to pay Plan expenses were $13,536 and $20,419 for the plan years ended June 30, 2011 and 2010, respectively. The unused forfeiture balance amounted to $7,096 and $594 at June 30, 2011 and 2010, respectively.

Administrative Fees

The Company pays certain administrative costs of the Plan, that are not covered by forfeitures, associated with any professional services provided to the Plan, and the cost of communications to the participants. Administrative expenses recorded in the Plan represent trustee fees and record keeping fees paid directly from the Plan to the Plan’s trustee. Loan fees are deducted directly from the participants’ accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2011 and 2010

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of changes in net assets available for benefits.

Concentration of Investments

Included in investments at June 30, 2011 and 2010, are shares of the Company’s common stock amounting to $1,652,206 and $924,530, respectively. This investment represents 7% and 6% of total investments at June 30, 2011 and 2010, respectively. A participant’s total investment in Sparton common stock is subject to a 20% limitation of the total value of the participant’s account. A significant decline in the market value of the Company’s stock would significantly affect the net assets available for benefits.

Investment Valuation and Income Recognition

Plan assets invested in mutual funds and Company common stock are stated at aggregate fair value based upon quoted market prices.

The Plan holds shares of SunTrust Retirement Stable Asset Fund, which is a common/collective trust (“CCT”) that has investments in fully benefit-responsive investment contracts. CCTs with underlying investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the Plan’s investment in the Sun Trust Retirement Stable Asset Fund at fair value as well as an adjustment of the investment in the fund from fair value to contract value. The common/collective trust is valued at the net asset value (“NAV”) of the shares held by the Plan at year-end, which is provided by the trustee and is determined based on the fair value of the underlying investments, primarily guaranteed investment contracts (“GICs”), synthetic GICs and common collective trusts. Participant-directed redemptions from the SunTrust Stable Asset Fund have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements. The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances, and settlements, in the reconciliation of Level 3 fair value recurring measurements. The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures became effective for periods beginning after December 15, 2009 and did not have a material impact on the Plan’s financial statements. The disclosures about the reconciliation of information in Level 3 recurring fair value measurements are required for periods beginning after December 15, 2010 and are not expected to have a significant impact on the Plan’s current fair value disclosures.

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2011 and 2010

In September 2010, the FASB issued ASU No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans” (“ASU 2010-25”), which requires participant loans to be segregated from plan investments subject to fair value measurement, classified as notes receivable and measured at their unpaid principal balance plus accrued interest. ASU 2010-25 requires retrospective application and applies to reporting periods ending after December 15, 2010. Accordingly, the Plan’s participant loans have been reported as notes receivable in the statements of net assets available for benefits as of June 30, 2011 and 2010, and participant loan interest has been excluded from investment income in the related statements of changes in net assets available for benefits for the years ended June 30, 2011 and 2010. In addition, participant loans are now excluded from the fair value disclosures in Note 3. Adoption of ASU 2010-25 represents a reclassification within the financial statements and had no impact on net assets available for benefits or changes therein.

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS” (“ASU 2011-04”), which amends ASC 820, “Fair Value Measurements and Disclosures”. ASU 2011-04 requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, ASU 2011-04 provides guidance on measuring fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. ASU 2011-04 requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The requirements of the standard are not expected to have a significant impact on the Plan’s current fair value disclosures.

3. Fair Value Measurements

In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices in active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refer to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2011 and 2010:

	June 30, 2011
	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs

Money market fund	$1,156	$1,156	$—	$—
Mutual funds:
International equity fund	1,492,985	1,492,985	—	—
Large-cap equity funds	3,542,173	3,542,173	—	—
Small/Mid-cap equity fund	3,008,763	3,008,763	—	—
Fixed income fund	1,144,560	1,144,560	—	—
Balanced fund	6,932,411	6,932,411	—	—
Common/collective trust	4,534,635	—	4,534,635	—
Company common stock	1,652,206	1,652,206	—	—

Total investments, at fair value	$22,308,889	$17,774,254	$4,534,635	$—

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2011 and 2010

	June 30, 2010
	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs

Money market fund	$594	$594	$—	$—
Mutual funds:
International equity fund	785,154	785,154	—	—
Large-cap equity funds	1,833,250	1,833,250	—	—
Small/Mid-cap equity funds	1,781,495	1,781,495	—	—
Fixed income fund	642,551	642,551	—	—
Balanced fund	4,269,008	4,269,008	—	—
Common/collective trust	4,104,507	—	4,104,507	—
Company common stock	924,530	924,530	—	—

Total investments, at fair value	$14,341,089	$10,236,582	$4,104,507	$—

4. Investments

Investments representing five percent or more of net assets available for benefits are as follows:

	June 30, 2011	June 30, 2010
Common / collective trust
SunTrust Retirement Stable Asset Fund	$4,534,635	$4,104,507

Mutual funds
MFS International Diversification Fund	1,492,985	—
Putnam International Equity Fund	—	785,154
Vanguard 500 Index Signal	1,831,664	782,167
T. Rowe Price Mid-Cap Value Fund	1,163,564	1,008,115
T. Rowe Price Retirement 2010 Fund	1,239,981	1,049,219
T. Rowe Price Retirement 2020 Fund	2,717,118	1,718,075
T. Rowe Price Retirement 2030 Fund	1,706,236	960,859
T. Rowe Price Retirement 2040 Fund	1,197,622	*

Common stock
Sparton Corporation Common Stock	1,652,206	924,530

*	Represents less than 5% of Plan’s Net Assets Available for Benefits in the year indicated.

The Plan’s investments (including investments purchased, sold and held during year) appreciated in fair value as determined by quoted market prices as follows:

	June 30, 2011	June 30, 2010

Common/collective trust	$100,395	$94,629
Mutual funds	2,472,004	1,002,057
Company common stock	900,061	458,054

	$3,472,460	$1,554,740

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate or partially terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their Company contribution account.

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2011 and 2010

6. Income Tax Status

The Internal Revenue Service has determined in a letter dated March 31, 2008 that the prototype plan document was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter, including amendments made to comply with recent law changes. However, the Plan Administrator and trustee believe that the Plan is designed, and is currently being operated, in compliance with the applicable provisions of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of June 30, 2011 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there currently are no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

7. Related Party Transactions

The Plan invests in certain investments managed by SunTrust Bank, the trustee, and as such, these investments are considered party-in-interest transactions. Fees paid to SunTrust totaled $37,240 and $40,180 for the years ended June 30, 2011 and 2010, respectively.

8. Reconciliation of Financial Statements to Form 5500

The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the year ended June 30, 2011:

2011
Net assets available for benefits per the financial statements	$22,737,841
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	124,112

Net assets available for benefits per Form 5500	$22,861,953

2011
Net increase in net assets available for benefits	$3,977,114
Adjustment from contract value to fair value for fully benefit-responsive investment contracts – current year	5,260

Net income per Form 5500	$3,982,374

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2011 and 2010

Schedule H, Line 4i -Schedule of Assets (Held at End of Year)

EIN: 38-1054690
June 30, 2011	Plan Number: 002

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)		Cost (d)		Current Value (e)

	Money market fund
*	Federated Prime Obligations Fund	1,156	shares	*	*	$1,156

	Common/collective trust
*	SunTrust Retirement Stable Asset Fund Class C	409,576	shares	*	*	4,534,635

	Mutual funds
	MFS International Diversification Fund	105,288	shares	*	*	1,492,985
	Goldman Sachs Large Cap Value Fund	86,362	shares	*	*	1,050,164
	MFS Massachusetts Investors Growth Stock Fund	40,914	shares	*	*	660,345
	Vanguard 500 Index Signal Fund	18,229	shares	*	*	1,831,664
	Dreyfus Smallcap Stock Index Fund	23,830	shares	*	*	522,836
	Goldman Sachs Growth Opportunities Fund	2,412	shares	*	*	57,649
	Invesco Mid Cap Core Equity Fund	37,672	shares	*	*	926,734
	Janus Triton Fund	8,783	shares	*	*	158,087
	Perkins Small Cap Value Fund	7,242	shares	*	*	179,893
	T. Rowe Price Mid-Cap Value Fund	47,127	shares	*	*	1,163,564
	MFS Research Bond Fund	70,516	shares	*	*	743,941
	RidgeWorth Total Return Bond Fund	38,045	shares	*	*	400,618
	T. Rowe Price Retirement 2010 Fund	78,183	shares	*	*	1,239,981
	T. Rowe Price Retirement 2020 Fund	159,643	shares	*	*	2,717,118
	T. Rowe Price Retirement 2030 Fund	95,002	shares	*	*	1,706,236
	T. Rowe Price Retirement 2040 Fund	66,021	shares	*	*	1,197,622
	T. Rowe Price Retirement 2050 Fund	7,040	shares	*	*	71,455

	Total mutual funds					16,120,892

*	Sparton Corporation common stock	161,664	shares	*	*	1,652,206

*	Notes receivable from participants	Interest rates (4.25% to 9.25%) with various maturity dates				552,258

						$22,861,147

*	A party-in-interest as defined by ERISA
**	The cost of participant-directed investments is not required to be disclosed

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2011 and 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTON CORPORATION 401(k) PLAN

/s/ Gregory A. Slome

Gregory A. Slome, Senior Vice President and Chief Financial Officer, on behalf of the Retirement Committee, the Plan’s Named Administrator and Fiduciary

December 16, 2011

Sparton Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2011 and 2010

Consent of Independent Registered Public Accounting Firm

Sparton Corporation 401(k) Plan

Schaumburg, Illinois

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-156388) of Sparton Corporation of our report dated December 16, 2011 relating to the financial statements and supplemental schedule of Sparton Corporation 401(k) Plan which appear in this Form 11-K.

/s/ BDO USA, LLP

Grand Rapids, Michigan

December 16, 2011